Exhibit 99.1

ASX Announcement	20 November 2024

Appointment of Voluntary Administrators to Genetic Technologies Limited

(ASX Code: GTG; Nasdaq: GENE)

Appointment of Voluntary Administrators

Genetic Technologies Limited (Administrators Appointed) (ASX: GTG; NASDAQ: GENE) (“Genetic Technologies” or the “Company”) announces that its directors have resolved to appoint Ross Blakeley and Paul Harlond of FTI Consulting as Joint and Several Voluntary Administrators (“Administrators”) pursuant to section 436A of the Corporations Act 2001 (Cth), effective 20 November 2024.

Why the appointment of Administrators?

As previously announced to the ASX and investors on 26 July 2024, Genetic Technologies commenced a restructure to focus on USA sales growth, strategic investment and distribution agreements.

As part of this restructure, the Company has been in extensive discussions and negotiations with investors, financiers and other parties to bring funding and distribution agreements into the Company, including via an Entitlement Offer to raise a minimum of $2 million and up to a maximum of $3.85 million (“Offer”).

The Board also assumed executive roles to reduce operating costs and cash burn, with the Board agreeing to defer their director fees until the end of 2024 (at the earliest) and, subject to shareholder approval, to take their director fees in equity.

Despite the above, the Company has been unsuccessful in raising the minimum required capital under the Offer and alternative strategic partnerships and the Board has determined that voluntary administration is now the most appropriate way forward.

Strategy moving forward

The Administrators intend to operate on a business-as-usual basis in the short term while pursuing an accelerated dual-track strategy to either sell or recapitalise Genetic Technologies’ business and intellectual property. Interested parties should contact the Administrators.

While undertaking this process, the Administrators will collaborate closely with the Company’s Directors and Executive, subsidiaries (which are not directly subject to voluntary administration), employees, customers, and suppliers to maximise the financial outcomes for all stakeholders.

During the Administration period, trading in the Company’s listed securities on the ASX and NASDAQ will remain suspended.

FTI Consulting (Australia) Pty Limited

ABN 49 160 397 811 | ACN 160 397 811 | AFSL Authorised Representative # 001269325

Level 50, Bourke Place | 600 Bourke Street | Melbourne VIC 3000 | Australia

Postal Address | GPO Box 538 | Melbourne VIC 3001 | Australia

+61 3 9604 0600 telephone | +61 3 9604 0699 fax | fticonsulting.com

Liability limited by a scheme approved under Professional Standards Legislation.

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First statutory meeting of creditors

A first statutory meeting of creditors must be held within eight business days after commencement of the Administration, therefore by 2 December 2024.

Meeting notices setting out the time and location for the first meeting of creditors will be distributed to the Company’s creditors by Friday 22 November 2024.

Contact details and further information

Information will be uploaded to the FTI Consulting website: https://www.fticonsulting.com/creditors

This announcement has been approved by the Administrators.

For all further inquiries please contact:

Media enquiries	Creditor enquiries

David Whitely Strategic Communications +61 475 110 928 david.whitely@fticonsulting.com	GeneticTechnologies@fticonsulting.com